07004148

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29149

RECEIVED FEB 28 2007 SEC MAIL PROCESSING SECTION WASH. D.C. 210

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GE Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3135 Easton Turnpike, 3rd Fl./W3B
(No. and Street)

Fairfield (City) Connecticut (State) 06828 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allen E. Wallace (203) 373-2934
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

3001 Summer Street (Address) Stamford (City) Connecticut (State) 06927 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allen E. Wallace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GE Capital Markets, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President & Director of Compliance
Title

Notary Public
MY COMMISSION EXP OCT. 31, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

GE CAPITAL MARKETS, INC.

(a wholly-owned subsidiary of General Electric Capital Corporation)

Financial Statements and Schedule

December 31, 2006

(With Independent Auditors' Report Thereon)

KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Independent Auditors' Report

The Board of Directors
GE Capital Markets, Inc.:

We have audited the accompanying statement of financial condition of GE Capital Markets, Inc. (a wholly-owned subsidiary of General Electric Capital Corporation) as of December 31, 2006, and the related statements of income, changes in subordinated borrowings, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GE Capital Markets, Inc., as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2007

GE CAPITAL MARKETS, INC.
(a wholly-owned subsidiary of General Electric Capital Corporation)

Statement of Financial Condition

December 31, 2006

Assets		
Cash and equivalents	$	13,454,765
Investment in money market account (note 1)		185,667,529
Non-interest bearing deposit with the National Association of Securities Dealers, Inc.		45,596
Receivable from Parent (note 2)		72,590,427
Other receivables		12,553,093
Securities owned, at fair value		46,185
Prepaid expenses and other assets		495,759
Total assets	$	284,853,354
Liabilities and Stockholder's Equity		
Liabilities		
Payable to Parent (note 3)	$	5,302,620
Total liabilities		5,302,620
Subordinated borrowings (note 3)		180,000,000
Stockholder's Equity		
Stockholder's equity (note 4):		
Common stock of $1 par value; authorized and issued 1,000 shares		1,000
Additional paid-in capital		1,499,000
Retained earnings		98,050,734
Total stockholder's equity		99,550,734
Total liabilities and stockholder's equity	$	284,853,354

See accompanying notes to financial statements.

GE CAPITAL MARKETS, INC.
(a wholly-owned subsidiary of General Electric Capital Corporation)

Statement of Income

Year Ended December 31, 2006

Revenues:		
Underwriting and placement fees (note 2)	$	24,020,584
Interest on receivable from Parent (note 2)		6,110,982
Interest and dividends		4,697,536
Principal transactions		22,185
Total revenues		34,851,287
Expenses (note 2):		
Interest expense (notes 2 and 3)		7,309,482
Registration and license fees		956,902
Total expenses		8,266,384
Income before income taxes		26,584,903
Income tax expense (note 2)		10,522,127
Net income	$	16,062,776

See accompanying notes to financial statements.

GE CAPITAL MARKETS, INC.
(a wholly-owned subsidiary of General Electric Capital Corporation)

Statement of Changes in Subordinated Borrowings

Year Ended December 31, 2006

Balance at December 31, 2005	$	—
Increase in subordinated borrowings		180,000,000
Balance at December 31, 2006	$	180,000,000

See accompanying notes to financial statements.

GE CAPITAL MARKETS, INC.
(a wholly-owned subsidiary of General Electric Capital Corporation)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2006

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2005	$	1,000	1,499,000	81,987,958	83,487,958
Net income		—	—	16,062,776	16,062,776
Balance at December 31, 2006	$	1,000	1,499,000	98,050,734	99,550,734

See accompanying notes to financial statements.

GE CAPITAL MARKETS, INC.
(a wholly-owned subsidiary of General Electric Capital Corporation)

Statement of Cash Flows

Year Ended December 31, 2006

Cash flows from operating activities:		
Net income	$	16,062,776
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in non-interest bearing deposit with the National Association of Securities Dealers, Inc.		(40,051)
Increase in securities		(46,185)
Increase in prepaid expenses		(45,109)
Decrease in other assets		20,100
Increase in other receivables		(10,715,593)
Decrease in receivable from Parent, net		10,636,742
Net cash provided by operating activities		15,872,680
Cash flows from investing activities:		
Increase in investment in money market account		(184,380,425)
Net cash used in investing activities		(184,380,425)
Cash flows from financing activities:		
Increase in subordinated borrowings		180,000,000
Net cash provided by financing activities		180,000,000
Net change in cash		11,492,255
Cash at beginning of year		1,962,510
Cash at end of year	$	13,454,765

Supplemental disclosure of cash flow information:
No cash was paid directly by the Company during 2006 for interest or income taxes (see note 2).

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

GE Capital Markets, Inc. (the "Company") is a wholly-owned subsidiary of General Electric Capital Corporation ("GECC" or the "Parent"). The Company was incorporated on February 15, 1983 to provide various investment banking services and is a registered broker and dealer in securities registered under the Securities Exchange Act of 1934. The Company's principal operations consist of (i) developing new sources of debt finance, (ii) providing debt placement services and (iii) arranging debt syndications. These activities are primarily performed on behalf of GECC and its affiliates.

(b) Investment in Money Market Account

The investment in money market account, which represents institutional shares in a cash management fund and is payable on demand, is carried at cost which approximates fair value. For purposes of the statement of cash flows, the investment in money market account is considered an investment rather than a cash equivalent.

(c) Securities

Marketable securities are valued at quoted market value. Unrealized gains and losses are recorded in earnings in the current period.

(d) Income Taxes

General Electric Company, the ultimate parent of GECC, files a consolidated U.S. federal income tax return which includes the Company's results of operations. The Parent allocates to the Company an amount of income tax expense or benefit attributable to the Company's stand-alone operations as though the Company filed separate income tax returns determined in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. The outstanding balances of current income taxes payable are included in the net balance receivable from Parent (see note 2).

(e) Underwriting and Placement Fees

The Company earns placement fee revenue by facilitating and executing debt placement, syndication and other sources of debt financing. Fees are recognized as income when earned, which is generally when related services have been completed. Underwriting fees, net of syndicate expenses, arise from securities offerings in which the Company acts as an underwriter (co-manager) or agent. Underwriting and placement fees are recorded at the time the underwriting is completed and the income is reasonably determined.

(f) Use of Estimates

Preparing financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect reported amounts and related disclosure. Actual results could differ from those estimates.

(2) Related Party Transactions

The Company has, from time to time, performed services for affiliates for which the Company has received no compensation and incurred no direct costs. In such situations, the financial effects of these transactions are fully absorbed by GECC and, therefore, are not reflected in the Company's financial statements. Additionally, expenses relating to occupancy, compensation, benefits and other costs are incurred by GECC on behalf of the Company. No separate management fee is charged to the Company in respect of these items. Because of these transactions and the significance of activities performed on behalf of GECC, the Company's financial position and results of operations would be different if it operated independently of GECC.

The balance of the receivable from Parent includes cash deposited with the Parent resulting from commissions and fees earned, net of balances due from the Company to GECC, has no fixed maturity and earns interest at a stated intercompany loan rate set by GECC Treasury, which averaged approximately 5.35% during the year. Expenses recognized by the Company, including state and federal income taxes and other expense assessments, are paid by the Parent on behalf of the Company and settled periodically as a reduction of the intercompany receivable. As of December 31, 2006, the Company has accumulated federal and state income taxes payable of $3,406,441 and $701,441, respectively, included within the balance of the receivable from Parent.

(3) Subordinated Borrowing

The Company has $180 million of subordinated borrowings outstanding with its Parent under a subordinated note agreement, which is due on August 12, 2009, and bears interest at 3 month LIBOR plus 85bps, which at December 31, 2006 was 6.22%.

The Company also has a revolving subordinated credit agreement for $420 million with its Parent with a scheduled maturity date of August 12, 2007. The agreement provides for interest on outstanding borrowings to be 3 month LIBOR plus 80bps and 5bps on the unused commitment. As of December 31, 2006, this credit facility was not drawn-down.

The subordinated note and the revolving subordinated credit agreement have been approved by the NASD for use by the Company in computing its net capital under the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1). The borrowings may not be repaid if such repayment would cause the Company to fail to maintain minimum regulatory capital.

(Continued)

(4) Net Capital

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC. The Company computes its net capital under the aggregate indebtedness method. Under Rule 15c3-1, the Company is prohibited from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Also, the Company may be required to reduce its business or may be prohibited from expanding its business if its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

The Company is exempt from Rule 15c3-3, pursuant to section (k)(2)(ii) of the Rule which requires all customer transactions to be cleared through another broker-dealer on a fully disclosed basis.

In addition, as a securities broker and dealer, the SEC requires the Company to maintain a minimum net capital level that is the greater of $100,000 or 6 2/3% of total aggregate indebtedness. At December 31, 2006, the Company had net capital of $190,106,323 computed in accordance with Rule 15c3-1, which was $189,752,815 in excess of the minimum net capital requirement.

Schedule I

GE CAPITAL MARKETS, INC.

(a wholly-owned subsidiary of General Electric Capital Corporation)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Computation of Net Capital

Total ownership equity from statement of financial condition	$	99,550,734
Deduct ownership equity not allowable for net capital		—
Total ownership equity qualified for net capital		99,550,734
Liabilities subordinated to claims of general creditors allowable in computation of net capital		180,000,000
Total capital and allowable subordinated liabilities		279,550,734
Deductions and/or charges:		
Total non-allowable assets from statement of financial condition		85,684,875
Net capital before haircuts on securities positions and other charges		193,865,859
Haircuts on securities		3,759,536
Net capital	$	190,106,323

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$	5,302,620
Percentage of aggregate indebtedness to net capital		2.8%

Computation of Basic Net Capital Requirement

Minimum dollar net capital required (calculated as 6-2/3% of total aggregate indebtedness)		353,508
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$	100,000
Net capital requirement	$	353,508
Excess net capital	$	189,752,815

Note: There are no material differences between the above computation and the Company's calculation which was included in Part IIA of Form X-17A-5 as amended, as of December 31, 2006, as filed on February 23, 2007.

See accompanying independent auditors' report.

KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
GE Capital Markets, Inc.:

In planning and performing our audit of the financial statements of GE Capital Markets, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2007

END